Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com

July 23, 2021

DuchovnyD@SEC.GOV

Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Via email to DuchovnyD@SEC.GOV

Re: Heron Lake BioEnergy, LLC

Schedule 13E-3

Filed on June 28, 2021

Filed by Heron Lake BioEnergy, LLC, Granite Falls Energy, LLC, Project Viking, L.L.C., and Granite Heron Merger Sub, LLC

File No. 005-84239

Revised Preliminary Proxy Statement

Filed on June 28, 2021

File No. 000-51825

Dear Mr. Duchovny:

This letter responds to the SEC’s letter dated July 9, 2021, regarding the Schedule 13E-3 and Schedule 14A of Heron Lake BioEnergy, LLC (the “Company”) filed on June 28, 2021.  Concurrently to this letter we are filing the Company’s revised Schedule 14A and its revised Schedule 13e-3.  The numbered paragraphs below correspond to the numbered comments in the SEC’s letter.  The SEC’s comments are presented in italics.

COMMENT NO. 1:Our preliminary review of your filings indicates that they fail to comply with the requirements of Rule 13e-3 and Regulation 14A. We will not perform a detailed examination of the filings and we will not issue comments on the filings at this time. We suggest that you consider filing substantive amendments to correct the deficiencies. We note, among other things, the absence of signatures on the Schedule 13E-3 by all the filing persons, the absence of disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3, the organization of the document as required by Rule 13e-3(e), and the absence of information responsive to General Instruction C to Schedule 13E-3.

RESPONSE: We have made substantive amendments to our filings to comply with Rule 13e-3 and Regulation 14A. Among other things, we have included signatures of all filing persons on our Schedule 13E-3 and have amended our Schedule 13E-3 filing to include disclosures responsive to Items

#3299897

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7, 8, and 9, and General Instruction C of Schedule 13E-3. We have also amended our Regulation 14A proxy statement to include these additional disclosures.

Additionally, we have produced a table, attached here as Schedule A, showing each applicable disclosure required by Items 6, 7, 8, and 9 and General Instruction C of Schedule 13E-3 and the corresponding section of our Schedule 13E-3 filing that satisfies each respective disclosure requirement.

If you have any questions, please feel free to call me at (515) 246-7953.

Very truly yours,

Bill Hanigan

Shareholder Attorney

Dentons Davis Brown PC

cc: Stacie Schuler, CFO, Heron Lake BioEnergy, LLC

Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com

Schedule A

Language of Item 7 (17 CFR § 229.1013)	Location and Language of Proxy	Management’s Opinion Regarding Compliance:
(a) Purposes. State the purposes for the Rule 13e-3 transaction.

Location: Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Purposes of and Reasons for the Merger

Language: If the Merger is completed, the Company will become a wholly owned subsidiary of GFE and unitholders in the Company will obtain the right to receive cash payment of $0.36405 per unit for their units in the Company. The primary purpose of this transaction is to maximize our members’ return on their investments in the Company and reduce the risk that the Company will be forced to cease operations or seek bankruptcy protection due to potential loan covenant violations.

The Company has experienced significant net losses due to several factors, including elevated corn prices, the breakdown of our ethanol plant’s boiler, and reduced demand for ethanol due to several factors, including the COVID-19 pandemic. Due to these net losses, the Company has violated certain loan covenants during the past fiscal year related to working capital and net worth ratio, for which the Company has obtained waivers from its lender. The Company was in violation of such loan covenants as of October 31, 2020, and January 31, 2021. As a result of these loan covenant violations, the Company’s auditor reported that as of January 31, 2021, there was substantial doubt about the Company’s ability to continue operating as a going concern.

Due to improved market conditions and operating efficiency, Company was in compliance with its debt covenants on April 30, 2021. However, it possible that the Company will incur future instances of loan covenant violations and it is possible that the Company’s lender will not provide a waiver for such violations. Future loan covenants violations would allow the Company’s lender to accelerate certain loans and designate a substantial portion of the Company’s debt due and payable. If the Company’s loans became due and payable, there is a substantial risk the Company would lack the cash on hand, borrowing capacity, and cash flows to repay the debt, and if this were to occur, the Company could be forced to cease operations or seek bankruptcy protection. If the Company were forced to cease operations or seek bankruptcy protection, our members could lose all or a substantial portion of their investment in the Company.

The desire to avoid the potential adverse effects of future loan covenant violations was the primary reason the Company entered into the Merger Agreement with GFE. Management believes that GFE has sufficient working capital and net worth for both GFE and

(a) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language located directly to the left of this column, which is located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Purposes of and Reasons for the Merger.

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the Company to be in compliance with their respective loan covenants if the Company were to become a wholly owned subsidiary of GFE.

Additional information regarding the purposes of, reasons for, and alternatives to the Merger can be found in the section of this proxy statement captioned “THE MERGER — Background of the Merger.”

(b) Alternatives. If the subject company or affiliate considered alternative means to accomplish the stated purposes, briefly describe the alternatives and state the reasons for their rejection.

Location: Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Alternatives to the Merger

Language: The Company did not receive and is not aware of any alternative proposals for a merger or other transaction to acquire the Company’s Minority Ownership Interest. Prior to entering into the Merger Agreement with GFE, the Company did, however, explore other potential actions to reduce the risk of future loan covenant violations. Specifically, the Company engaged in discussions with its lender regarding future loan covenant waivers or amendments to the Company’s loan covenants to reduce the not worth and working capital ratios. The Company’s lender, however, declined amend the loan covenants and declined to guarantee that future loan covenant violations would be waived. Additionally, in February 2021, the Company’s audit committee discussed viability, timing, and dilutive effect of raising additional equity capital from members and non-members. The Company, however, determined that it was not feasible to raise sufficient capital quickly enough to bring the Company into compliance with its loan covenants. After considering these alternatives, the Company’s Board of Governors, including the Minority Interest Governors, voted in favor of the Merger with GFE pursuant to the terms of the Merger Agreement.

Additional information regarding the purposes of, reasons for, and alternatives to the Merger can be found in the section of this proxy statement captioned “THE MERGER — Background of the Merger.”

(b) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language located directly to the left of this column, which is located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Alternatives to the Merger.

(c) Reasons. State the reasons for the structure of the 13e-3 transaction and for undertaking the transaction at this time.

Location: Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Purposes of and Reasons for the Merger

Language: The Company has experienced significant net losses due to several factors, including elevated corn prices, the breakdown of our ethanol plant’s boiler, and reduced demand for ethanol due to several factors, including the COVID-19 pandemic. Due to these net losses, the Company has violated certain loan covenants during the past fiscal year related to working capital and net worth ratio, for which the Company has obtained waivers from its lender. The Company was in violation of such loan covenants as of October 31, 2020, and January 31, 2021. As a result of these loan covenant violations, the Company’s auditor reported that as of January 31, 2021, there was substantial doubt about the Company’s ability to continue operating as a going concern.

(c) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language located directly to the left of this column, which is located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Purposes of and Reasons for the Merger.

U.S. Securities & Exchange Commission June 28, 2021 Page 5

Due to improved market conditions and operating efficiency, Company was in compliance with its debt covenants on April 30, 2021. However, it possible that the Company will incur future instances of loan covenant violations and it is possible that the Company’s lender will not provide a waiver for such violations. Future loan covenants violations would allow the Company’s lender to accelerate certain loans and designate a substantial portion of the Company’s debt due and payable. If the Company’s loans became due and payable, there is a substantial risk the Company would lack the cash on hand, borrowing capacity, and cash flows to repay the debt, and if this were to occur, the Company could be forced to cease operations or seek bankruptcy protection. If the Company were forced to cease operations or seek bankruptcy protection, our members could lose all or a substantial portion of their investment in the Company.

The desire to avoid the potential adverse effects of future loan covenant violations was the primary reason the Company entered into the Merger Agreement with GFE. Management believes that GFE has sufficient working capital and net worth for both GFE and the Company to be in compliance with their respective loan covenants if the Company were to become a wholly owned subsidiary of GFE.

(d) Effects. Describe the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders, including the federal tax consequences of the transaction.

Location: Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Effect of the Merger

Language: If the Merger is completed, the Company would become a wholly owned subsidiary of GFE. Upon completion of the Merger, the Company is expected to continue operating its ethanol production plant in Heron Lake, Minnesota. No significant changes are expected in the operation of the Company’s ethanol plant. Upon consummation of the Merger, the Company would combine its assets with GFE for potentially more advantageous leverage terms with lenders.

The Company, which is currently managed by GFE’s executive officers pursuant to the Management Services Agreement, would continue to be managed by GFE’s executive officers if the Merger is completed. Upon consummation of the Merger, the Company’s Board of Governors would cease to exist, and GFE’s Board of Governors would assume managerial and oversight control over the Company in conjunction with GFE’s executive officers. Upon completion of the Merger, and the subsequent elimination of the Company’s Board of Governors, the Company would lose the insight of Governors engaged in the local production of corn. As a result, the Company may have less insight about the local corn market. Comparatively, the elimination of the Company’s Board of Governors would result in more efficient management of the Company provided the centralized nature of management and oversight duties that GFE’s Board of Governors and GFE’s executive officers would impart. By eliminating the Company’s Board of Governors and centralizing management and oversight

(d) The language of HLBE’s Preliminary Proxy located at Section VII - Purpose, Alternatives, Reasons, and Effects à Effect of the Merger, and located directly to the left of this column has been altered to more fully address the benefits and detriments of the Rule 13e-3 transaction on the subject company, its affiliates, and unaffiliated security holders pursuant to Instruction 2 of this Item. The language of this Section has also been altered to quantify the benefits and detriments to the extent practicable also pursuant to Instruction 2 of this Item.

With these alterations, it is Management’s opinion that HLBE’s Preliminary Proxy is in compliance with this Section.

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duties with GFE’s Board of Governors and executive officers, the Company would save approximately $165,000 in annual Governor compensation pursuant to the information set forth in the Company’s Definitive Proxy Statement dated February 26, 2021 under the Caption “Required Information — Governor Compensation,” which is hereby incorporated by reference.

Additionally, upon completion of the Merger, the Company intends to file for de-registration with the SEC by duly filing a Form 15 with the SEC. If the Company is allowed to de-register, it would no longer be required to file annual, quarterly, and certain other reports with the SEC. By de-registering with the SEC and no longer being subject to the various reporting requirements of the Securities Exchange Act of 1934, the Company would save approximately $300,000 in filing fees on an annual basis.

If the Merger is completed, GFE would gain the Company as a wholly owned subsidiary. GFE intends to finance the Merger with a term loan from its lender. The financing of the Merger, notwithstanding other loan proceeds GFE may acquire pursuant to a loan agreement with its lender, would initially result in an increase in assets of $14 million, in the form of cash loan proceeds, and a corresponding increase in liabilities of $14 million, in the form of indebtedness, on GFE’s consolidated balance sheet. The cash loan proceeds would thereafter be disbursed as Merger Consideration to the Minority Ownership Interest, resulting in a decrease in assets of $14 million and a corresponding decrease in owners’ equity of $14 million on GFE’s consolidated balance sheet. As a net result of the Merger, GFE would experience a $14 million increase in liabilities and a $14 million decrease in owners’ equity. Upon consummation of the merger, GFE would obtain greater purchasing power for corn and other inputs as a result of the greater volume and greater share of profits and losses derived from the Merger. For example, GFE’s share of fiscal year-end 2020 losses would have been $20.6 million instead of $13.3 million, pursuant to the information set forth in GFE’s annual report on Form 10-K dated February 16, 2021 under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Results of Operations for the Fiscal Years Ended October 31, 2020 and 2019,” which is hereby incorporated by reference. Additionally, upon the consummation of the Merger, GFE would experience an increased debt/equity ratio. For example, on a pro-forma basis, if the Merger and corresponding financing had closed at fiscal year-end 2020, then GFE’s debt would have been $32.8 million, its equity would have been $57 million, and its debt/equity ratio would have been 0.54, rather than $18.8 million, $61.9 million, and 0.30, respectively, pursuant to the information set forth in GFE’s annual report on Form 10-K dated February 16, 2021 under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Changes in Financial Condition at October 31, 2020 and 2019.” which is hereby incorporated by reference.

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Upon completion of the Merger, GFE would have a greater share of the risks associated with operating an ethanol plant, including the risk of insolvency. Comparatively, upon consummation of the Merger, GFE would have the ability to more efficiently and economically manage the operations of the Company provided that the Company’ s Board of Governors would cease to exist and GFE’s Board of Governors and executive officers would gain managerial and oversight control over the Company. As a result of the elimination of the Company’s Board of Directors, GFE would save approximately $84,000 in annual Governor compensation, which represents GFE’s 50.7% ownership of the Company multiplied by the total annual Governor compensation for the Company as set forth in the Company’s Definitive Proxy Statement dated February 26, 2021 under the Caption “Required Information — Governor Compensation,” which is hereby incorporated by reference.

Pursuant to the Merger Agreement, GFE and HLBE would release, acquit, and discharge each other and all related parties from all claims, including, all liabilities, obligations, claims, litigation, actions, causes of action, suits, proceedings, executions, judgments, demands, damages, losses, duties, debts, dues, accounts, fees, costs, expenses and penalties, and agree not to initiate, maintain, prosecute or continue to maintain or prosecute any action, suit or proceeding, or seek to enforce any right or claim against the other or its related parties.

Upon completion of the Merger, Project Viking, as the holding entity of the Company, would remain a 50.7% owner of the Company with GFE holding the remaining 49.3% interest, rather than the members of the Minority Ownership Interest. Provided that the members of the Minority Ownership Interest would no longer possess ownership rights in the Company upon consummation of the merger, this would result in more efficient management of the Company given that members of the Minority Ownership Interest would cease to be involved in future member meetings of the Company.

Upon completion of the Merger, Merger Sub would serve to effectuate the Merger and would cease to exist by operation of law once the Merger is complete. If the Merger is completed, 100% of the membership interest in Merger Sub would be converted into and become 100% of the membership interest in GFE, as the surviving company in the Merger.

If the Merger is completed, members of the Minority Ownership Interest would cease to be owners or members of the Company. Upon completion of the Merger, members of the Minority Ownership Interest would exchange their unit certificates with the Exchange Agent pursuant to the Exchange Agent Agreement. In return for the surrender of their ownership interest, all unitholders

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who comprise the Minority Ownership Interest would obtain the right to receive a pro rata share of the $14 million sales price, pursuant to the terms of the Merger Agreement, which equates to $0.36405 per share. As a result of the Merger, members of the Minority Ownership Interest would not have the ability to participate in any possible value appreciation experienced by the Company above the pro rata share of the $14 million sales price. Comparatively, by ceasing to be owners or members of the Company, members of the Minority Ownership Interest would not face any potential future risk regarding their investment in the Company upon completion of the Merger. Also upon consummation of the Merger, by ceasing to be owners or members of the Company, members of the Minority Ownership Interest would not face the prospect of participating in any decrease in value of their respective ownership below the pro rata share of the $14 million sales price.

Location: Section V - The Merger à Material U.S. Federal Income Tax Consequences of the Merger

Language: For U.S. federal income tax purposes, the receipt of cash by a U.S. Holder (as defined below) in exchange for such U.S. Holder’s membership units of HLBE in the Merger generally will result in the recognition of gain or loss in an amount measured by the difference, if any, between (i) the amount of cash that such U.S. Holder receives in the Merger, plus such U.S. Holder’s share of HLBE liabilities immediately before the Merger, and (ii) such U.S. Holder’s adjusted tax basis in the shares of membership units surrendered in the Merger.

Except for the significant caveat described below, gain or loss recognized by a U.S. Holder on the exchange of its membership units will be taxable as capital gain or loss and will be long-term capital gain or loss if all of the membership units of such U.S. Holder were held for more than one year on the date of such exchange. U.S. Holders who will exchange all or a portion of their HLBE units within a year of their most recent purchase of said units are urged to consult their tax advisers regarding the treatment of any gain or loss as long-term or short-term capital gain or loss and the possible application of certain “split holding period” rules. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations. Certain gain attributable to “unrealized receivables” or “inventory items”, each as defined in Section 751 of the Internal Revenue Code (the “Code”), would be characterized as ordinary income rather than capital gain. This may include certain gain attributable to depreciation recapture under Section 1245 or Section 1250 of the Code, as it relates to depreciable property owned by HLBE. Since the fixed assets of HLBE have been mostly depreciated for tax purposes, there is a significant amount of potential depreciation recapture inherent in those assets. As a result, a substantial

U.S. Securities & Exchange Commission June 28, 2021 Page 9

portion of the gain recognized by U.S. Holders will be taxed as ordinary income.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of membership units of HLBE that, for U.S. federal income tax purposes, is:

●
an individual who is a citizen or resident of the United States;

●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of HLBE membership units, then the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding membership units of HLBE and partners therein should consult their tax advisors regarding the consequences of the Merger.

Information reporting and backup withholding (at a rate of 24%) may apply to the proceeds received by a U.S. Holder pursuant to the Merger. Backup withholding generally will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on a properly completed IRS Form W-9 (or a substitute or successor form). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

No ruling from the IRS and no opinion of counsel has been or will be obtained regarding the U.S. federal income tax consequences of the Merger. If the IRS contests a conclusion set forth herein, no assurance can be given that a holder would ultimately prevail in a final determination by a court.

This discussion is for general information only and does not address all of the tax consequences that may be relevant to unitholders in light of their particular circumstances. For example, and without limitation, this discussion does not address:

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●
tax consequences that may be relevant to unitholders who may be subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions; tax-exempt organizations; S-corporations or any other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes (and partners or investors therein); insurance companies; mutual funds; brokers or dealers in stocks and securities; traders in securities that elect to use the mark-to-market method of accounting for their securities; regulated investment companies; real estate investment trusts; entities subject to the U.S. anti-inversion rules; or certain former citizens or long-term residents of the United States;

●
tax consequences to those holding membership units as part of a hedging, constructive sale or conversion, straddle or other risk reduction transaction;

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tax consequences to unitholders that received their membership units on exercise of notes, warrants or options or otherwise in a compensatory transaction;

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tax consequences to unitholders who own an equity interest, actually or constructively, in GFE or the surviving company following the Merger;

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tax consequences to U.S. Holders whose “functional currency” is not the U.S. dollar; and

●
tax consequences to unitholders who are not U.S. Holders.

Unitholders should consult their own tax advisors concerning the U.S. federal income tax consequences relating to the Merger in light of their particular circumstances and any consequences arising under U.S. Federal non-income tax laws or the laws of any state, local or foreign taxing jurisdiction.

Instruction 1: Conclusory statements will not be considered sufficient disclosure in response to this section.	It is Management’s opinion that the statements contained in this Item herein are not conclusory in nature and sufficiently comply with the substantive provisions of this Item.
Instruction 2: The description required by paragraph (d) of this section must include a reasonably	Per the Section (d) commentary above, it is Management’s opinion that HLBE’s Preliminary Proxy complies with Section (d) and this supplemental instruction.

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detailed discussion of both the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated security holders. The benefits and detriments of the Rule 13e-3 transaction must be quantified to the extent practicable.

Instruction 3: If this statement is filed by an affiliate of the subject company, the description required in paragraph (d) of this section must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.

It is the opinion of Management that this Instruction is not applicable to HLBE’s Preliminary Proxy given that the Preliminary Proxy is being filed solely by the subject company, HLBE, and not by any other affiliate of HLBE.

Language of Item 8 (17 CFR § 229.1014)	Location and Language of Proxy	Management’s Opinion Regarding Compliance:

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(a) Fairness. State whether the subject company or affiliate filing the statement reasonably believes that the Rule 13e-3 transaction is fair or unfair to the unaffiliated security holders. If any director dissented to or abstained from voting on the Rule 13e-3 transaction, identify the director, and indicate, if known, after making reasonable inquiry, the reasons for the dissent or abstention.

Location: Section VII - Special Factors à Fairness of the Transaction

Language: The Company reasonably believes that the Merger is fair to the Minority Ownership Interest. GFE, Merger Sub, and Project Viking have not issued an opinion regarding the fairness of the transaction to the Minority Ownership Interest. Every governor of the Company, including the Minority Interest Governors, voted in favor of the Merger Agreement and the transaction contemplated thereby. No Governor of the Company, nor any governor of GFE, dissented to or abstained from the vote to approve the Merger Agreement.

(a) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language located directly to the left of this column, which is located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Fairness of the Transaction.

(b) Factors Considered in Determining Fairness. Discuss in reasonable detail the material factors upon which the belief stated in paragraph (a) of this section is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person’s beliefs are based on the

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Procedural Fairness

Language:

Procedural Fairness: The Company considered various factors when determining the procedural fairness of the Merger, including the approval of the holders of a majority of the Minority Ownership Interest and the approval of the Minority Interest Governors, the unaffiliated representative of the Minority Ownership Interest, the Approval of Governors, and the absence of alternative offers. The Company also retained an unaffiliated attorney in early February 2021 to represent and act solely on behalf of the Minority Ownership Interest (the “HLBE Attorney”) for the purposes of negotiating the terms of the Merger. Additional information relative to the procedural fairness of the Merger can be found in the section of this proxy statement captioned “THE MERGER — Background of the Merger,” which incorporated by reference into this section.

Approval of the Security Holders: The Company believes the Merger is procedurally fair because the transaction is subject to approval by the Company’s minority owners. Specifically, at the Special Meeting to vote on the adoption of the Merger Agreement,

(b) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language located directly to the left of this column, which is located in HLBE’s Preliminary Proxy at: (1) Section VII - Special Factors à Factors Considered in Determining Fairness à Procedural Fairness; (2) Section VII - Special Factors à Factors Considered in Determining Fairness à Substantive Fairness; (3) Section V - The Merger à Background of the Merger.

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factors described in Instruction 2 of this section, paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A.

the Merger proposal must be approved by the holders of a majority of the Minority Ownership Interest.

Unaffiliated Representative: The Company’s Board of Governors retained the HLBE Attorney in early February 2021 to represent and act solely on behalf of the Minority Ownership Interest for the purposes of negotiating the terms of the Merger. The HLBE Attorney is independent from GFE and did not represent the HLBE governors appointed by GFE. The HLBE Attorney represented the Minority Interest Governors in the negotiations of the Merger Agreement, the Plan of Merger, and the Voting Agreements.

Approval of Governors: The Merger Agreement provides that the agreement must be approved by two-thirds of the Company’s Board of Governors, including approval by all of the Minority Interest Governors, who are elected by and represent the company’s minority owners. On March 24, 2021, the Merger was approved unanimously by the Board of Governors of the Company, including the Minority Interest Governors, and the Board of Governors of GFE.

No Other Offers: Neither the Company nor GFE is aware of any firm offers made by unaffiliated person to acquire the Company via merger, sale, transfer, or acquisition of a controlling portion of the Company’s units.

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Substantive Fairness

Substantive Fairness: The Company considered various factors in determining the substantive fairness of the Merger, including the conclusions of a Fairness Opinion and Valuation Report, the financial standing of the Company, and the historical prices of and lack of a market for the Company’s Units.

Fairness Opinion: In determining the substantive fairness of the Merger, the Company considered the Fairness Opinion produced by Business Advisory Solutions, LLC. A summary of the Fairness Opinion is included in the section of this proxy statement captioned “SPECIAL FACTORS — Fairness Opinion Provided by BAS,” which is incorporated into this section by reference.

BAS concluded that, based on and subject to the assumptions made, matters considered, and limitations on its review, the Merger Consideration to be paid upon consummation of the Merger is fair, from a financial point of view, to the Company. BAS’ conclusion is premised on the assumption that the value received by the Minority Ownership Interest pursuant to the Merger Agreement is approximately $18.6 million to $22.6 million, which reflects the purchase price of $14 million, less the Minority Ownership Interest’s pro rata share of March 31, 2021, working capital of $2.94 million from HLBE and $1.2 million from

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Agrinatural, plus the Minority Ownership Interest’s share of the Company’s outstanding debt of $9.2 million, which GFE will assume pursuant to the Merger Agreement.

In reaching its conclusion regarding the fairness of the Merger, BAS performed analysis using three different methodologies: a comparable public company analysis, a comparable transaction analysis, and a discounted cash flow analysis. In preparing these analyses, BAS also considered HLBE’s historical and potential future financial performance and the macroeconomic environment.

BAS concluded that that HLBE had a lower enterprise value per gallon than comparable companies due to the distressed financial state of HLBE’s business and the lack of Company control of the minority shares. We believe the Company’s low enterprise value per gallon, relative to comparable ethanol producers, indicates that the Merger Consideration to be paid to the Minority Ownership Interest is substantively fair.

Upon performing a comparable transaction analysis, BAS concluded that the Minority Ownership Interest would receive more value for the property, plant, and equipment of HLBE on a per-gallon produced basis, than the average recent comparable transaction. We believe the transaction is substantively fair because the Minority Ownership Interest will receive greater compensation for these assets on a per-gallon produced basis than the compensation received by unitholders in comparable transactions.

Financial Standing of the Company: On a discounted cash flow basis, BAS concluded that the per-unit value of HLBE was $0.152 to $0.301. The Company believes the Merger is substantively fair because the per-unit Merger Consideration the Minority Ownership Interest will receive ($0.36405) is greater than the value of the units on a discounted cash flow basis ($0.152 to $0.301).

Additionally, in determining the substantive fairness of the Merger, the Company considered the distressed financial standing of the Company and the risk to Minority Ownership Interest’s investment in the Company if the Merger is not completed. These market conditions and operating challenges resulted in prolonged negative operating margins, significantly lower cash flow from operations and substantial net losses. In the fiscal year 2020, the Company experienced a net loss of $14.3 million.

As a result of these losses, the Company realized two adverse consequences. First, as corn prices increased in January 2021, we received margin calls on our corn futures positions on the Chicago Board of Trade. Because we did not have the cash to pay those margin calls, we exited those futures positions and became unprotected against future price increases. Second, the Company’s available working capital and net worth decreased

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significantly. Due to these decreases, the Company was out of compliance with certain loan covenants as of October 31, 2020 and January 31, 2021. These loan covenants require the Company to maintain a minimum level of working capital and local net worth. The Company obtained a waiver from its lender for these instances of noncompliance. However, as of January 31, 2021, Company forecast that it was probable that there would be future instances of noncompliance with debt covenants.

These conditions resulted in the classification of substantially all of the Company’s debt with the lender as current as of January 31, 2021. The Company had insufficient cash on hand, additional borrowing capacity, and cash flows from operations, to repay the debt if it were to come due as a result of covenant noncompliance. If the Company’s lender had sought to enforce its security interests, the Company could have faced the prospect of either ceasing operations or seeking Chapter 11 “reorganization” bankruptcy protection.

As of April 30, 2021, the Company was in compliance with its loan covenants. However, if adverse market or operating conditions were to occur, it is possible that the Company could encounter future instances of loan covenant violations. This would result in an elevated risk that the Company could be forced to cease operations or seek Chapter 11 “reorganization” bankruptcy protection. Either ceasing operations or seeking bankruptcy protection would put the Minority Ownership Interest investments in the Company at risk.

The Company believes that the Merger is substantively fair to the Minority Ownership Interest because the transaction, if executed, will allow the Minority Ownership Interest to receive compensation for their investment and will eliminate the risk that the Minority Ownership Interest will lose its investment due to the adverse consequences of potential future loan covenant violations.

Going Concern Value and Liquidation Value: In determining the substantive fairness of the Merger, the Company considered a Valuation Report produced by Business Performance Improvement, LLC. BPI determined the valuation of the Company through the utilization of both a discounted cash flow and comparable transaction analysis. A summary of the BPI Valuation Report is included in the section of this proxy statement captioned “SPECIAL FACTORS — Reports, Opinions, and Appraisals — Valuation Report Provided by BPI,” which is incorporated into this section by reference.

Current Market Prices: The Company’s Units do not trade actively, and there is no established public trading market for the Units. Nor is there any market price for our units.

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Historical Market Prices: While there is no market price for our Units, from time-to-time our Units are sold among willing sellers and buyers. Such transactions are subject to approval by our Board. During the past two years, the per-Unit price for our Units sold in such transactions range from $0.50 to $0.80.

Previous Purchases by Certain Related Parties: None of GFE, Merger Sub, and Project Viking have purchased Company Units in the past two years. The Company has not purchased any of its own Units in the past two years.

Location: Section V - The Merger à Background of the Merger

Language: GFE is a Minnesota limited liability company formed on December 29, 2000 for the purpose of constructing, owning and operating a fuel-grade ethanol plant located in Granite Falls, Minnesota. The Company was organized as a Minnesota limited liability company on April 12, 2001 under the name “Generation II, LLC.” In June 2004, the Company changed its name to Heron Lake BioEnergy, LLC.

In July 2013, GFE acquired controlling interest in the Company. Today, GFE controls approximately 50.7% of the Company’s outstanding membership units through GFE’s wholly owned subsidiary, Project Viking. As a result of its majority ownership, GFE has the right to appoint five (5) of the nine (9) governors to the Company’s board of governors under its member control agreement. Additionally, GFE and the Company are managed by the same executive officers pursuant to a management services agreement (“Management Services Agreement”).

In recent years, the Company experienced difficult market conditions and operating challenges. Specifically, trade disputes and policy decisions regarding the enforcement of the RFS, suppressed demand for the ethanol the Company produces. In 2020, the COVID-19 pandemic had a significant adverse effect on our business. The pandemic and related closures greatly reduced demand for travel, and thus reduced the demand for fuel, including the ethanol we produce. Reduced demand and high industry inventory levels resulted in record low ethanol prices in the spring of 2020, and as a result, we experienced negative operating margins, significantly lower cash flow from operations and substantial net losses. In response to these adverse market conditions, the Company idled its ethanol production from approximately March 30, 2020, through approximately May 31, 2020.

In July 2020, the Company experienced major issues with its boiler, which negatively impacted production. The Company operated with temporary boilers from August 2020 into January 2021. The Company determined that the purchase and installation of a new boiler would be more economical and efficient than

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attempted repairs to the failing boiler. The new boiler was placed in service in January 2021 at an estimated cost of approximately $5.3 million.

These market conditions and operating challenges resulted in prolonged negative operating margins, significantly lower cash flow from operations and substantial net losses. In the fiscal year 2020, the Company experienced a net loss of approximately $14.3 million.

As a result of these losses, the Company realized two adverse consequences. First, as corn prices increased in January 2021, the Company received margin calls on its corn futures positions on the Chicago Board of Trade. Because the Company did not have the cash to pay those margin calls, the Company exited those futures positions and became unprotected against future price increases. Second, the Company’s available working capital and net worth decreased significantly. Due to these decreases, the Company was out of compliance with certain loan covenants as of October 31, 2020 and January 31, 2021. These loan covenants require the Company to maintain a minimum level of working capital and local net worth. The Company obtained a waiver from its lender for these instances of noncompliance. However, as of January 31, 2021, Company forecast that it was probable that there would be future instances of noncompliance with debt covenants.

These conditions resulted in the classification of substantially all of the Company’s debt with the lender as current as of January 31, 2021. The Company had insufficient cash on hand, additional borrowing capacity, and cash flows from operations, to repay the debt if it were to come due as a result of loan covenant noncompliance. If the Company’s lender had sought to enforce its security interests, the Company could have faced the prospect of either ceasing operations or seeking Chapter 11 “reorganization” bankruptcy protection.

In response to these conditions, in December 2020 Company officers and governors engaged in preliminary discussions regarding the financial status of the Company. This included discussion regarding the potential desire of the Minority Ownership Interest to sell its entire interest to GFE. These discussions continued through mid-January 2021.

In late January these discussions became more serious when it became clear that the Company’s auditor, as part of the Company’s annual audit, would report that there was substantial doubt as to the Company’s ability to continue operating as a going concern due to the loan covenant noncompliance and the potential for significant portions of the Company’s debt to become due and payable. The prospect of this “going concern” disclosure accelerated the discussions regarding the potential transactions to

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address the Company’s financial challenges, including a sale of the entire Minority Ownership Interest to GFE. Also in January, the Company engaged Business Performance Improvement (“BPI”) to provide a valuation of the Company.

On January 28, 2021, the Company’s Board of Governor’s met for its scheduled meeting and discussed the status of the Company and the options regarding the Company’s ability to continue operating as a going concern. At this meeting, the Board discussed how the Company could remain solvent but did not discuss a potential merger. Also on January 28, 2021, BPI provided a valuation of the Company to the Company’s Board and the GFE Board of Governors. Additional Information regarding the BPI’s Valuation Report is included in the section of this proxy statement captioned “Reports, Opinions, Appraisals and Negotiations — Valuation Report Provided by BPI,” which is herein incorporated by reference.

On January 29, 2021, the Company filed a late filing notice with the SEC, obtaining an extension to file the Company’s annual report on Form 10-K, which is due on January 31 each year, would be late.

In early February 2021, the Minority Interest Governors retained independent counsel to represent the interest of the Minority Ownership Interest in the anticipated negotiations regarding the future of the Company and the Minority Ownership Interest.

On February 11, 2021, the audit committee of the Company’s Board of Governors convened a scheduled meeting and received a report from the Company’s auditor. The auditor reported that the Company had violated a loan covenant in October, 2020, and received a waiver from its lender for such violation, but because the Company could not reasonably demonstrate that a subsequent loan covenant violation was unlikely in the next 12 months, the Company had to reclassify certain debt from long-term debt to short-term debt. Such reclassification created a liquidity issue for the Company. The auditor reported that the Company’s ratio of current assets (including trade receivables and cash) to current liabilities (including trade debt and the newly reclassified short-term debt) raised substantial doubt about the Company’s ability to continue operating as a going concern.

Also on February 11, 2021, the Company’s Board of Governors held a scheduled meeting and engaged in extensive discussions regarding the status of the Company, the options for resolving the Company’s financial problems, and the potential for the Minority Ownership Interest to sell its units in the Company through a merger process. The options discussed included engaging a financial advisor to evaluate and/or initiate a sale of the entire company process, a sale of the minority interest or of the entire company, evaluating the viability and timing and dilutive effect of

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raising additional equity capital from members and non-members and the terms thereof, considering the availability and terms of additional capital contributions and/or financial guarantees from GFE as the majority member, and ramifications and costs of reorganizing under federal bankruptcy laws. The Minority Interest Governors were represented by its independent counsel at this meeting.

At the February 11 meeting of the Board of Governors, the Minority Interest Governors and the governors representing the Company’s majority owner, GFE, reached a conditional agreement in principal regarding the acquisition of the Minority Ownership Interest by GFE via merger and the $14 million purchase price.

On February 16, 2021, the Company filed its annual report, which disclosed the auditor’s conclusion that there was substantial doubt regarding the Company’s ability to continue as a going concern.

In February and early March 2021, the Minority Interest Governors and GFE, as the majority owner of the Company, each being represented by their own respective counsel, engaged in extensive discussions and negotiations regarding the process, and details of a potential merger. Multiple drafts of a merger agreement were produced and revised as part of the process. The result of these negotiations was a Merger Agreement.

On March 23, 2021, the Board of Governors of GFE convened and voted unanimously to (i) authorized and approved the Merger Agreement, the Plan of Merger, and the certain voting agreements, (ii) authorized and approved the formation of Merger Sub, and (iii) authorized and empowered the GFE’s chairman and its CEO to take any and all action necessary and appropriate to consummate, effectuate, and carry out the Transaction.

On March 24, 2021, the Board of Governors of HLBE convened and voted unanimously to (i) authorize the Merger Agreement, Plan of Merger, and certain Voting Agreements (ii) submit the Merger Agreement to a vote of the members at a special meeting, (iii) recommend the members approve the Merger Agreement, (iii) set the record date for the Special Meeting as March 24, 2021, and (iv) authorized and empowered Governors Michael Kunerth, Doug Schmitz, and Dave Woestehoff to take all necessary and appropriate actions to consummate, effectuate, and carry out the Merger transaction.

On April 14, 2021, the Company engaged Business Advisory Services (“BAS”), a subsidiary of BPI, to produce an opinion regarding the fairness from a financial standpoint of the Merger to the Company. BAS delivered its fairness opinion to the Company’s Board of Governors on May 20, 2021. BAS concluded that, based on and subject to the assumptions made, matters considered, and limitations on its review, the Merger Consideration to be paid upon

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consummation of the Merger is fair, from a financial point of view, to the Company. Additional Information regarding the BAS fairness opinion is included in the section of this proxy statement captioned “SPECIAL FACTORS — Reports, Opinions, Appraisals and Negotiations — Fairness Opinion Provided by BAS,” which is herein incorporated by reference.

(c) Approval of Security Holders. State whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required.

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Procedural Fairness à Approval of the Security Holders

Language: The Company believes the Merger is procedurally fair because the transaction is subject to approval by the Company’s minority owners. Specifically, at the Special Meeting to vote on the adoption of the Merger Agreement, the Merger proposal must be approved by a majority in interest of the Minority Ownership Interest.

(c) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language in the column directly to the left, which is located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Factors Considered in Determining Fairness à Procedural Fairness à Approval of Security Holders.

(d) Unaffiliated Representative. State whether or not a majority of directors who are not employees of the subject company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Procedural Fairness à Unaffiliated Representative

Language: The Company’s Board of Governors retained the HLBE Attorney in early February 2021 to represent and act solely on behalf of the Minority Ownership Interest for the purposes of negotiating the terms of the Merger. The HLBE Attorney is independent from GFE and did not represent the HLBE governors appointed by GFE. The HLBE Attorney represented the Minority Interest Governors in the negotiations of the Merger Agreement, the Plan of Merger, and the Voting Agreements.

(d) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language in the column directly to the left, which is located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Factors Considered in Determining Fairness à Procedural Fairness à Unaffiliated Representative.

(e) Approval of Directors. State whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company.

Location: Section VII à Special Factors à Factors Considered in Determining Fairness à Procedural Fairness à Approval of Governors

Language: The Merger Agreement provides that the agreement must be approved by two-thirds of the Company’s Board of Governors, including approval by all of the Minority Interest Governors, who are elected by and represent the company’s minority owners. On March 24, 2021, the Merger was approved unanimously by the Board of Governors of the Company, including the Minority Interest Governors, and the Board of Governors of GFE.

(e) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language in the column directly to the left, which is located in HLBE’s Preliminary Proxy at Section VII à Special Factors à Factors Considered in Determining Fairness à Procedural Fairness à Approval of Governors.

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(f) Other Offers. If any offer of the type described in paragraph (viii) of Instruction 2 to this section has been received, describe the offer and state the reasons for its rejection.

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Procedural Fairness à No Other Offers

Language: Neither the Company nor GFE is not aware of any firm offers made by unaffiliated person to acquire the Company via merger, sale, transfer, or acquisition of a controlling portion of the Company’s units.

(f) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language in the column directly to the left, which is located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Factors Considered in Determining Fairness à Procedural Fairness à No Other Offers.

Instruction 1: A statement that the issuer or affiliate has no reasonable belief as to the fairness of the Rule 13e-3 transaction to unaffiliated security holders will not be considered sufficient disclosure in response to paragraph (a) of this section.

It is Management’s opinion that there has been sufficient disclosure by HLBE as to its belief, and the rationale behind the belief, in the fairness of the Schedule 13e-3 transaction.

Instruction 2: The factors that are important in determining the fairness of a transaction to unaffiliated security holders and the weight, if any, that should be given to them in a particular context will vary. Normally such factors will include, among others, those referred to in paragraphs (c), (d) and (e) of this section and whether the consideration

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Current Market Prices

Language: The Company’s Units do not trade actively, and there is no established public trading market for the Units. Nor is there any market price for our units.

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Historical Market Prices

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Current Market Prices

Language: While there is not market price for our Units, from time-to-time our Units are sold among willing sellers and buyers. Such transactions are subject to approval by our Board.  During the past two years, the per-Unit price for our Units sold in such transactions range from $0.50 to $0.80.

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Financial Standing of the Company

Language: On a discounted cash flow basis, BAS concluded that per-unit value of HLBE was $0.152 to $0.301. The Company believes the Merger is substantively fair because the per-unit Merger Consideration the Minority Ownership Interest will receive ($0.36405) is greater than the value of the units on a discounted cash flow basis ($0.152 to $0.301).

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Going Concern Value and Liquidation Value

Language: The Company has not conducted an appraisal of its going concern value nor its liquidation value. However, the Company did obtain a Fairness Opinion from an independent financial advisor, which concluded that the Merger was fair, from a financial point of view, to the Company. A summary of the Fairness Opinion is included in the section of this proxy statement captioned “SPECIAL FACTORS — Opinion of Business Advisory Services, LLC.”

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Previous Purchases by Certain Related Parties

Language: None of GFE, Merger Sub, and Project Viking have purchased Company Units in the past two years. The Company has not purchased any of its own Units in the past two years.

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à No Other Offers

Language: Neither the Company nor GFE is not aware of any firm offers made by unaffiliated person to acquire the Company via merger, sale, transfer, or acquisition of a controlling portion of the Company’s units.

Location: Section VII - Special Factors à Factors Considered in Determining Fairness à Fairness Opinion

Language: In determining the substantive fairness of the Merger, the Company considered the Fairness Opinion produced by Business Advisory Solutions, LLC. A summary of the Fairness Opinion is included in the section of this proxy statement captioned “SPECIAL FACTORS — Opinion of Business Advisory Services, LLC,” which is incorporated into this section by reference.

BAS concluded that, based on and subject to the assumptions made, matters considered, and limitations on its review, the Merger Consideration to be paid upon consummation of the Merger is fair, from a financial point of view, to the Company. BAS’ conclusion is premised on the assumption that value received by the Minority

Addressing Instruction (2)(iii), Management is of the opinion that the language located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Financial Standing of the Company sufficiently addresses the per unit value of HLBE (on a discounted cash flow basis) as it relates to the fair valuation of this Schedule 13e-3 transaction.

Addressing Instruction (2)(vii), Management is of the opinion that HLBE’s Preliminary Proxy substantially complies with this Subsection given the analysis provided in Section (b) of this Item.

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offered to unaffiliated security holders constitutes fair value in relation to:

(i) Current market prices;

(ii) Historical market prices;

(iii) Net book value;

(iv) Going concern value;

(v) Liquidation value;

(vi) Purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A;

(vii) Any report, opinion, or appraisal described in Item 1015 of Regulation M-A; and

(viii) Firm offers of which the subject company or affiliate is aware made by any unaffiliated person, other than the filing persons, during the past two years for:

(A) The merger or consolidation of the subject company with or into another company, or vice versa;

(B) The sale or other transfer of all or any

Ownership Interest pursuant to the Merger Agreement is approximately $18.6 million to $22.6 million, which reflects the purchase price of $14 million, less the Minority Ownership Interest’s pro rata share of March 31, 2021, working capital of $2.94 million from HLBE and $1.2 million from Agrinatural, plus the Minority Ownership Interest’s share of the company’s outstanding debt of $9.2 million, which GFE will assume pursuant to the Merger Agreement.

In reaching its conclusion regarding the fairness of the Merger, BAS performed analysis using three different methodologies: a comparable public company analysis, a comparable transaction analysis, and a discounted cash flow analysis. In preparing these analyses, BAS also considered HLBE’s historical and potential future financial performance and the macroeconomic environment.

BAS concluded that that HLBE had a lower enterprise value per gallon than comparable companies due to the distressed financial state of the HLBE’s business and the lack of Company control of the minority shares. We believe the Company’s low enterprise value per gallon relative to comparable ethanol producers, indicates that the Merger Consideration to be paid to the Minority Ownership Interest is substantively fair.

Upon performing a comparable transaction analysis, BAS concluded that the Minority Ownership Interest would receive more value for the property, plant, and equipment of HLBE on a per-gallon produced basis, than the average recent comparable transaction. We believe the transaction is substantively fair because the Minority Ownership Interest will receive greater compensation for these assets on a per-gallon produced basis than the compensation received by unitholders in comparable transactions.

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substantial part of the assets of the subject company; or (C) A purchase of the subject company’s securities that would enable the holder to exercise control of the subject company.

Instruction 3: Conclusory statements, such as “The Rule 13e-3 transaction is fair to unaffiliated security holders in relation to net book value, going concern value and future prospects of the issuer” will not be considered sufficient disclosure in response to

It is Management’s opinion that HLBE’s disclosures regarding the substantive provisions of this Item are not conclusory in nature.

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paragraph (b) of this section.

Language of Item 9 (17 CFR § 229.1015)	Location and Language of Proxy:	Management’s Opinion Regarding Compliance:

(a) Report, Opinion, or Appraisal. State whether or not the subject company or affiliate has received any report, opinion (other than an opinion or counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction, including but not limited to: Any report, opinion or appraisal relating to the consideration of the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.

Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS

Language: The Company retained Business Advisory Service, LLC. (“BAS”) to act as a financial advisor to the Board in connection with the Merger and to evaluate whether the Merger Consideration to be paid to the Minority Ownership Interest pursuant to the Merger Agreement was fair to such unitholders from a financial standpoint. BAS produced a report dated May 20, 2021, and addressed to the Company’s Board of Governors, regarding the financial fairness of the Merger (the “Fairness Opinion”)..

Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI

Language: The Company retained BPI, a subsidiary of BAS, to act as a financial advisor to the HLBE Board and to assist in the valuation of the Company. BPI delivered a valuation report to both the Company’s and GFE’s Board of Governors on January 28, 2021 regarding its valuation of the Company, as well as the rationale supporting its conclusions (the “Valuation Report”).

(a) It is Management’s Opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language in the column directly to the left, which is located at: (1) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS; and (2) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI.

(b) Preparer and Summary of the Reportion, Opinion or Appraisal. For each report, opinion or appraisal described in response to paragraph (a) of this section or any negotiation or

(b)(1) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS

(b)(1) Language: The Company retained Business Advisory Service, LLC. (“BAS”) to act as a financial advisor to the Board in connection with the Merger and to evaluate whether the Merger Consideration to be paid to the Minority Ownership Interest pursuant to the Merger Agreement was fair to such unitholders from a financial standpoint. BAS produced a report dated May 20, 2021, and addressed to the Company’s Board of Governors, regarding the financial fairness of the Merger (the “Fairness Opinion”). Other than the Fairness Opinion from BAS, no report,

(b)(1) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Subsection pursuant to the language in the column directly to the left, which is located at: (1) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations àFairness Opinion Provided by BAS; and (2) Section VII - Special Factors à Reports, Opinions,

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report described in response to Item 1014(d) of Regulation M-A or Item 14(b)(6) of Schedule 14A concerning the terms of the transaction:

(1) Briefly describe the outside party and/or unaffiliated representative;

(2) Briefly describe the qualifications of the outside party and/or unaffiliated representative;

(3) Describe the method of selection of the outside party and or unaffiliated representative;

Instruction: The information called for by paragraphs (b)(1), (2) and (3) of this section must be given with respect to the firm that provides the report, opinion or appraisal rather than the employees of the firm that prepared the appraisal.

(4) Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be opinion, or appraisal from an outside party has been received by the Company or any of its affiliates.

(b)(1) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI

(b)(1) Language: The Company retained BPI, a subsidiary of BAS, to act as a financial advisor to the HLBE Board and to assist in the valuation of the Company. BPI delivered a valuation report to both the Company’s and GFE’s Board of Governors on January 28, 2021 regarding its valuation of the Company, as well as the rationale supporting its conclusions (the “Valuation Report”).

(b)(2) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Qualifications of BAS

(b)(2) Language: BAS is a financial advisory firm based in Englewood, Colorado, with extensive experience in the ethanol sector. Scott McDermott serves CEO of BAS. Mr. McDermott has approximately 30 years of experience in financial advisory services, including strategic planning and alignment, mergers and acquisitions, business feasibility studies and planning, market assessments, business valuation and performance improvement in the bio-energy, food, and agribusiness industries. Mr. McDermott previously served as chief operating officer of Ascendant Partners and was one of the founding principles of Business Advisory Services at CoBank ACB. He received a B.A. in Economics from the University of Northern Colorado and an M.A. in Economics from the University of Colorado. Mr. McDermott is licensed with FINRA as a registered investment banking representative.

Mr. McDermott has worked with ethanol companies over his entire career starting with expansion feasibility of Golden Triangle Energy in the late 1990s. He has participated in 37 strategic planning, capital planning and business planning engagements with ethanol companies. He has also participated in 12 ethanol company mergers, acquisitions, and recapitalizations involving more than $400 million in value.

(b)(2) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Qualifications of BPI

(b)(2) Language: BPI is a limited liability company formed in 2019 and a wholly owned subsidiary of BAS. A financial advisory firm based in Englewood, Colorado, BPI specializes in working with mid-size agribusiness, food and renewable energy companies. BPI offers financial advisory and consulting services related to mergers and acquisitions, capital formation, management issues, and business performance improvement.

Scott McDermott serves as the CEO of BPI and produced the Valuation Report. Mr. McDermott has approximately 30 years of experience in financial advisory services, including strategic planning and alignment, mergers and acquisitions, business feasibility studies and planning, market assessments, business valuation and performance improvement in the bio-energy, food, and agribusiness industries. Mr. McDermott previously served as chief operating officer of Ascendant Partners and was one of the founding principles of Business Advisory Services at CoBank ACB. He received a B.A. in Economics from the University of Northern Colorado and an M.A. in Economics from the University of Colorado. Mr. McDermott is licensed with FINRA as a registered investment banking representative.

Mr. McDermott has worked with ethanol companies over his entire career starting with expansion feasibility of Golden Triangle Energy in the late 1990s. He has participated in 37 strategic planning, capital planning and business planning engagements with ethanol companies. He has also participated in 12 ethanol company mergers, acquisitions, and recapitalizations involving more than $400 million in value.

(b)(3) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Selection Method of BAS

(b)(3) Language: The Company selected BAS to act as its financial advisor based on BAS’ qualifications, expertise, reputation, and knowledge of the industry in which the Company operates, as well as BAS’ prior experience with mergers and acquisitions.

(b)(3) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Selection Method of BPI

(b)(3) Language: The Company selected BPI to act as its financial advisor and provide a valuation based on the Company’s prior working relationship with BPI as well as BPI’s qualifications, expertise, reputation, and knowledge of the industry in which the Company operates, as well as BPI’s prior experience with mergers and acquisitions.

(b)(4) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Prior Relationship with BAS

(b)(4) Language: BAS has provided financial advisory services to both the Company and GFE during the past two years. BAS does not beneficially own any interest in either the Company or GFE.

Appraisals and Negotiations à Valuation Report Provided by BPI.

(b)(2) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Subsection pursuant to the language in the column directly to the left, which is located at: (1) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Qualifications of BAS; and (2) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Provided by BPI à Qualifications of BPI.

Addressing the Instruction to Section (b) of this Item, BAS and BPI only employ one professional who engages in the services of the kind provided to HLBE (Mr. McDermott). Thus, given that Mr. McDermott is the only such professional at BAS and BPI, the information provided pursuant to Sections (b)(1), (b)(2), and (b)(3) is as equally applicable to BAS and BPI as it is to Mr. McDermott in his personal capacity. As such, it is Management’s opinion that Sections (b)(1), (b)(2), and (b)(3) comply with this Instruction.

(b)(3) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Subsection pursuant to the language located in the column directly to the left, which is located at: (1) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Selection Method of BAS; and (2) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Selection Method of BPI.

(b)(4) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Subsection pursuant to the language located in the column directly to the left, which is located at: (1) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided

U.S. Securities & Exchange Commission June 28, 2021 Page 26

received as a result of the relationship between:

(i) The outside party, its affiliates, and/or unaffiliated representative; and

(ii) The subject company or its affiliates;

(5) If the report, opinion or appraisal relates to the fairness of the consideration, state whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid; and

(6) Furnish a summary concerning the negotiation, report, opinion or appraisal. The summary must include, but need not be limited to, the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations; instructions received from the subject company or affiliate; and

The fee paid to BAS for providing the Fairness Opinion was not contingent on consummation of the Merger.

(b)(4) Location: Section VIII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Prior Relationship with BPI

(b)(4) Language: BPI has provided financial advisory services to both the Company and GFE during the past two years. BPI does not beneficially own any interest in either the Company or GFE. The fee paid to BPI for providing the Valuation Report was not contingent on consummation of the Merger. Additionally, BPI’s parent company, BAS, has also provided financial advisory services to both the Company and GFE during the past two years. Like BPI, BAS does not own any interest in either the Company or GFE. The fees paid to BAS for providing financial advisory services to the Company and GFE were not contingent upon consummation of the Merger.

(b)(5) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Determination of Merger Consideration

(b)(5) Language: BAS provided an opinion regarding the fairness, from a financial standpoint, of the Merger to the Company. BAS did not, however, determine or recommend the amount of Merger Consideration to be paid to the Minority Ownership Interest. BAS provided a valuation of the Company to both the HLBE and GFE boards prior to their price negotiation. BAS was retained for the Fairness Opinion after the purchase price for the Merger had been determined and was tasked with evaluating the financial fairness of the purchase price.

(b)(5) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Determination of Merger Consideration

(b)(5) Language: The Company and GFE, each represented by independent counsel, negotiated and determined the amount of Merger Consideration to be paid. While the Valuation Report was one factor the Company considered when determining the Merger Consideration, BPI did not determine or recommend a specific amount of Merger Consideration to be paid upon execution of the Merger. (b)(6) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Procedures Followed

(b)(6) Language: BAS concluded that the Merger Consideration to be received by the Company upon the consummation of the Merger is fair, from a financial point of view, to the Company. In arriving at its opinion, BAS followed various procedures, including taking into account general economic, market, and other conditions, as well as BAS’ experience in connection with similar by BAS à Prior Relationship with BAS; and (2) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Prior Relationship with BPI.

(b)(5) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Subsection pursuant to the language located in the column directly to the left, which is located at: (1) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Determination of Merger Consideration; and (2) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Determination of Merger Consideration.

(b)(6) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Subsection pursuant to the language directly to the left of this column, which is located at: (1) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Procedures Followed; (2) Section VII - Special Factors à Reports, Opinions,

U.S. Securities & Exchange Commission June 28, 2021 Page 27

any limitation imposed by the subject company or affiliate on the scope of the investigation.

transactions. In performing its due diligence, BAS reviewed the Merger Agreement, the Plan of Merger, the minutes of action of GFE and HLBE, the unaudited monthly financial statements of HLBE, the annual audited financial statements of HLBE, an HLBE valuation report dated January 2021. Additionally, BAS reviewed outside factors, including recent ethanol industry reports, publicly available financial data of comparable companies, and publicly available financial terms of comparable transactions. Further, the procedures BAS used in developing its opinion included meeting with management to discuss the business, operations, historical and projected financial results and prospects of the Company and performing discounted cash flow analysis of the Company.

(b)(6) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Conclusion of BAS

(b)(6) Language: BAS concluded that, based on and subject to the assumptions made, matters considered, and limitations on its review, the Merger Consideration to be paid upon consummation of the Merger is fair, from a financial point of view, to the Company.

(b)(6) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Bases and Methods for Reaching Conclusion

(b)(6) Language: BAS’ conclusion is premised on the assumption that value received by the Minority Ownership Interest pursuant to the Merger Agreement is approximately $18.6 million to $22.6 million, which reflects the purchase price of $14 million, less the Minority Ownership Interest’s pro rata share of March 31, 2021, working capital of $2.94 million from HLBE and $1.2 million from Agrinatural, plus the Minority Ownership Interest’s share of the company’s outstanding debt of $9.2 million, which GFE will assume pursuant to the Merger Agreement. The range in the value received is due to alternate available accounting treatments of certain leases. HLBE has $8.7 million in other long-term liabilities, which consist of rail car leases that are shown on the Company’s balance sheet as capital leases. The low end of the estimated value received by the Minority Ownership Interest ($18.6 million) does not include other long-term liabilities and the high end of the estimated value ($22.6 million) does include other long-term liabilities.

In reaching its conclusion regarding the fairness of the Merger, BAS performed analysis using three different methodologies: a comparable public company analysis, a comparable transaction analysis, and a discounted cash flow analysis. In preparing these analyses, BAS also considered HLBE’s historical and potential future financial performance and the macroeconomic environment.

Appraisals and Negotiations à Fairness Opinion Provided by BAS à Conclusion of BAS; (3) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Bases and Methods for Reaching Conclusion; (4) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Instructions Provided and Limitations Imposed by the Company; (5) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Procedures; (6) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Conclusion of BPI; (7) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Bases and Methods for Reaching Conclusion; and (8) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Instructions Provided and Limitations Imposed by the Company .

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In performing a comparable public company analysis, BAS identified similar public companies in the ethanol industry, evaluated operating performance and profitability for such companies, and compared them to HLBE. BAS concluded that HLBE had a lower enterprise value per gallon than comparable companies due to the distressed financial state of the HLBE’s business and the lack of Company control of the minority shares.

In performing a comparable transaction analysis, BAS evaluated 11 recent transactions involving the acquisition of substantial interests in ethanol companies. According to BAS, the most common valuation metric in the ethanol industry is the transaction value of property, plant, and equipment (“PPE”) as a multiple of trailing twelve-month ethanol production (“TTM”). In the 11 other evaluated transactions, the average PPE as a multiple of TTM was $0.46. In comparison, the HLBE Minority Ownership Interest would receive approximately $0.56 to $0.68 for HLBE’s PPM, as a multiple of TTM. This means, the Minority Ownership Interest would receive more value for the property, plant, and equipment of HLBE on a per-gallon produced basis, than the average recent comparable transaction.

A discounted cash flow analysis (“DCF”) estimates the present value of the projected theoretical future cash flow for a company, discounted at a rate reflecting risks inherent in its business and capital structure. In performing a DCF analysis, BAS reviewed Company projections of future financial performance as prepared by Company management, reviewed free cash flows over the projection period, calculated terminal value, and calculated present value of projected cash flows and terminal value at market discount rates. In the discounted cash flow analysis, BAS estimated a theoretical value for the Company based on a six-year forecast of future performance with a terminal value projected based a multiple of the sixth year’s earnings before interest, taxes, and depreciation and amortization (“EBITDA”). BAS concluded that per-unit value of HLBE on a DCF basis was $0.152 to $0.301. A DCF analysis is based on certain assumptions, many of which are beyond the HLBE’s control. Changing market environment, regulatory initiatives, commodity prices and other factors will likely impact HLBE’s financial performance in ways not anticipated by the DCF analysis.

(b)(6) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Instructions Provided and Limitations Imposed by the Company

(b)(6) Language: HLBE instructed BAS to provide an opinion regarding the financial fairness of the Merger, particularly the Merger Consideration to be received by the Minority Ownership Interest. HLBE limited BAS’ scope of work to the financial aspects

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of the Merger and the Merger Consideration and did not authorize BAS to evaluate factors beyond the financial fairness of the transaction.

(b)(6) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Procedures Followed

(b)(6) Language: BPI determined the value of the Company through the utilization of both a discounted cash flow (“DCF”) and comparable transaction analysis. According to BPI, the most common valuation metric in the ethanol industry is the transaction value of property, plant, and equipment (“PPE”) as a multiple of trailering twelve-month ethanol production. As such, the valuation provided by BPI is in the form of PPE per gallon. In arriving at its conclusion, BPI followed various procedures, including the consideration of general economic, market, and other conditions, as well as BPI’s experience in connection with similar transactions. In performing its due diligence, BPI reviewed key business documentation, such as the unaudited monthly financial statements of the Company, the annual audited financial statements of the Company, and benchmark comparisons based on the Company’s earnings before interest, taxes, depreciation, and amortization (EBITDA), to assess possible factors that might detract or enhance the valuation of the Company. Additionally, BPI assessed external factors, including the international marketplace and macroeconomy as it relates to energy consumption, domestic and international policy pertaining to carbon and pollution reduction, and material trends in the ethanol industry. Further, the procedures BPI used in developing its report included meeting with management of the Company to discuss the business, operations, historical and projected financial results and prospects of the Company.

(b)(6) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Conclusion of BPI

(b)(6) Language: BPI concluded that, based on and subject to the assumptions made, matters considered, and limitations on its review, the PPE range for HLBE, based on the average of the values derived from the DCF and comparable transaction analysis, was approximately $0.32 per gallon. Unaccounted for the Company’s ethanol capacity in gallons of 68 million gallons per year, BPI concluded that HLBE had a PPE value of $21.9 million.

(b)(6) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Bases and Methods for Reaching Conclusion

U.S. Securities & Exchange Commission June 28, 2021 Page 31

(b)(6) Language: In reaching its conclusion regarding the valuation of the Company, BPI performed its analysis using two different methodologies: a DCF analysis and a comparable transaction analysis. In preparing these analyses, BPI also considered the Company’s historical and potential future financial performance and the surrounding macroeconomic environment in which the Company operates.

A DCF analysis estimates the present value of the projected theoretical future cash flow for a company, discounted at a rate reflecting risks inherent in its business and capital structure. In performing its DCF analysis, BPI relied on the following assumptions: (1) the Company’s current fiscal year budget was used for the first year of projections, and was thereafter replaced with the five-year average EBITDA; (2) total annual denatured ethanol production of 68MM gallons was used for the current and future fiscal years; (3) the Company had annual maintenance capital expenditures of $0.55MM; (4) total debt of $25.7MM was projected based on expected principal payments; (5) discount rate was calculated as the weighted average cost of capital based on the Company’s borrowing rate, a 15% cost of equity, and the current actual capital structure of the Company; (6) tax rate of 30% was used and working capital was based on historical days in inventory, payable, and receivable; (7) depreciation was derived on a stepped up basis assuming a prospective buyer purchased the assets and gained the tax benefits of greater depreciation; and (8) terminal value multiple of 5x EBITDA was used.

In the discounted cash flow analysis, and as mentioned above, BPI estimated a theoretical value for the Company based on a six-year forecast of future performance, using the Company’s current fiscal year budget for the first year of projections, and thereafter the five-year average EBITDA. BPI concluded that the estimated PPE valuation range for the Company was $0.10 to $0.30 per gallon. More specifically, BPI averaged this calculated range and concluded that, based on its DCF analysis, the estimated PPE value for the Company was $0.19 per gallon. Unaccounted for the 68MMGY metric, this would equate to a PPE valuation of $12.92 million. A DCF analysis is based on certain assumptions, many of which are beyond the Company’s control. Changing market environment, regulatory initiatives, commodity prices and other factors will likely impact the Company’s financial performance in ways not anticipated by the DCF analysis.

In performing a comparable transaction analysis, BPI evaluated eight recent transactions involving the acquisition of substantial interests in ethanol companies. According to BPI, while each transaction is unique and influenced by specific situations, comparable transactions serve to ground the valuation in a market-based approach. In performing its comparable transaction analysis, BPI relied on the following assumptions: (1) the

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Company’s 68MMGY facility is an average size and does not carry any premium or discount; (2) prospective purchasers would prefer the robust infrastructure that the Company has; (3) an ICM Designated facility is superior to a Delta-T plant because of lower maintenance costs and better energy efficiency; (4) average historical yields and conversions are neutral; and (5) EBITDA struggles would be the most important factor to prospective buyers in a tough market environment. Additionally, BPI acknowledged that ethanol company valuations as a whole had declined materially in the past year due to external forces, such as an evolving political climate and the effects of the COVID-19 pandemic. Based on a comparable transaction analysis, BPI estimated a PPE valuation of $0.46 per gallon for the Company. Unaccounted for the 68MMGY metric, this would equate to a PPE valuation of $31.28 million.

BPI then averaged both the DCF analysis PPE value of $0.19 per gallon and the comparable transaction analysis PPE value of $0.46 per gallon to reach its financial conclusion of a PPE valuation of $0.32 per gallon for the Company. Unaccounted for the 68MMGY metric, this would equate to a PPE valuation of $21.9 million. As highlighted above, and in connection with its conclusion, BPI noted that HLBE’s valuation is impacted by the recent history of low margins impacting the entire industry.

(b)(6) Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Instructions Provided and Limitations Imposed by the Company

(b)(6) Language: HLBE instructed BPI to provide a report analyzing the value of the Company. HLBE limited BPI’s scope of work to determining the valuation of the Company and did not authorize BPI to evaluate factors beyond those pertinent to assessing the Company’s value.

(c) Availability of Documents. Furnish a statement to the effect that the report, opinion or appraisal will be made available for inspection and copying at the principal executive offices of the subject company or affiliate during its regular business hours by any interested

Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Opinion Provided by BAS à Availability of Fairness Opinion

Language: A copy of the Fairness Opinion is available for inspection and copying at the principal office of the Company, 91246 390th Ave. Heron Lake, Minnesota 56137, by any member of the Company or any representative of a member of the Company who has been designated in writing by such member.

Location: Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à Availability of Valuation Report

Language: A copy of the Valuation Report is available for inspection and copying at the principal office of the Company, 91246 390th Ave. Heron Lake, Minnesota 56137, by any member

(c) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to the language in the column directly to the left, which is located at: (1) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Fairness Provided by BAS à Availability of Fairness Opinion; (2) Section VII - Special Factors à Reports, Opinions, Appraisals and Negotiations à Valuation Report Provided by BPI à

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equity security holder of the subject company or representative who has been so designated in writing. This statement also may provide that a copy of the report, opinion, or appraisal will be transmitted by the subject company or affiliate to any interested equity security holder of the subject company or representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

of the Company or any representative of a member of the Company who has been designated in writing by such member.	Availability of Valuation Report.

Language of General Instruction C (17 CFR § 240.13e100(C))	Language of Items Specified in General Instruction C:	Management’s Opinion Regarding Compliance:

C. If the statement is filed by a general or limited partnership, syndicate or other group, the information called for by Items 3, 5, 6, 10 and 11 must be given with respect to: (i) Each partner of the general partnership; (ii) Each partner who is, or functions as, a general partner of the limited partnership; (iii) Each member of the

Item 3: Identity and Background of Filing Person

(a) Name and Address. State the name, business address and business telephone number of each filing person. Also state the name and address of each person specified in Instruction C to the schedule. If the filing person is an affiliate of the subject company, state the nature of the affiliation. If the filing person is the subject company, so state.

(b) Business and Background of Entities. If any filing person (other than the subject company) or any person specified in Instruction C to the schedule is not a natural person, state the person’s principal business, state or other place of organization, and the information required by paragraphs (c)(3) and (c)(4) of this section for each person.

(c) Business and Background of Natural Persons. If any filing person or any person specified in Instruction C to the schedule is a natural person, provide the following information for each person:

(1) Current principal occupation or employment name, principal business and address of any corporation or other organization in which the employment or occupation is conducted;

(2) Material occupations, positions, offices or employment during the past five years, giving the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on;

(3) A statement whether or not the person was convicted in a criminal proceeding during the past five years

(a) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to: (1) the tables and supplemental narrative located at Section IX - Additional Information à Governors and Officers of the Filing Persons à HLBE Governors and Officers; (2) the tables and supplemental narrative located at Section IX - Additional Information à Governors and Officers of the Filing Persons à GFE Governors and Officers; (3) Section IX - Additional Information à Governors and Officers of the Filing Persons à Governors and Officers of Granite Heron Merger Sub, LLC; (4) Section IX - Additional Information à Governors and Officers of the Filing Persons à Governors and Officers of Project

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syndicate or group; and (iv) Each person controlling the partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the items specified above must be given with respect to: (a) Each executive officer and director of the corporation; (b) Each person controlling the corporation; and (c) Each executive officer and director of any corporation or other person ultimately in control of the corporation.

(excluding traffic violations or similar misdemeanors). If the person was convicted, describe the criminal proceeding, including the dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case;

(4) A statement whether or not the person was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Describe the proceeding, including a summary of the terms of the judgment, decree or final order; and

(5) Country of citizenship.

***

Item 5: Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. Briefly state the nature and approximate dollar amount of any transaction, other than those described in paragraphs (b) or (c) of this section, that occurred during the past two years, between the filing person (including any person specified in Instruction C of the schedule) and;

(1) The subject company or any of its affiliates that are not natural persons if the aggregate value of the transactions is more than one percent of the subject company's consolidated revenues for:

(i) The fiscal year when the transaction occurred; or

(ii) The past portion of the current fiscal year, if the transaction occurred in the current year; and

***

(2) Any executive officer, director or affiliate of the subject company that is a natural person if the aggregate value of

Viking, L.L.C.; (5) Section IX - Additional Information à Identity and Background of the Filing Persons à Heron Lake BioEnergy, LLC; (6) Section IX - Additional Information à Identity and Background of the Filing Persons à Granite Falls Energy, LLC; (7) Section IX - Additional Information à Identity and Background of the Filing Persons à Granite Heron Merger Sub, LLC; (8) Section IX - Additional Information à Identity and Background of the Filing Persons à Project Viking, LLC; (9) Section V - The Merger à Parties Involved in the Merger à Heron Lake BioEnergy, LLC; (10) Section V - The Merger à Parties Involved in the Merger à Granite Falls Energy, LLC; (11) Section V - The Merger à Granite Heron Merger Sub, LLC; (12) Section I - Summary à Parties Involved in the Merger à Heron Lake BioEnergy, LLC; (13) Section I - Summary à Parties Involved in the Merger à Granite Falls Energy, LLC; and (14) Section I - Summary à Parties Involved in the Merger à Granite Heron Merger Sub, LLC.

(b) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to: (1) Section IX - Additional Information à Identity and Background of the Filing Persons à Heron Lake BioEnergy, LLC; (2) Section IX - Additional Information à Identity and Background of the Filing Persons à Granite Falls Energy, LLC; (3) Section IX - Additional Information à Identity and Background of the Filing Persons à Granite Heron Merger Sub, LLC; (4) Section IX - Additional Information à Identity and Background of the Filing Persons à Project Viking, LLC; (5) Section V - The Merger à Parties Involved in the Merger à Heron Lake BioEnergy, LLC; (6) Section V - The Merger à Parties Involved in the Merger à Granite Falls Energy, LLC; (7) Section V - The Merger à Parties Involved in the Merger à Granite Heron Merger Sub, LLC; (8) Section I - Summary à Parties Involved in the Merger à Heron Lake BioEnergy, LLC; (9) Section I - Summary - Parties Involved in the Merger à Granite Falls Energy, LLC; and (10) Section I - Summary à Parties Involved in the Merger à Granite Heron Merger Sub, LLC.

(c) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to: (1) the tables and supplemental narrative located at Section IX - Additional Information à Governors and Officers of the Filing Persons à HLBE Governors and Officers; (2) the

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the transaction or series of similar transactions with that person exceeds $60,000.

(b) Significant corporate events. Describe any negotiations, transactions or material contacts during the past two years between the filing person (including subsidiaries of the filing person and any person specified in Instruction C of the schedule) and the subject company or its affiliates concerning any:

(1) Merger;

(2) Consolidation;

(3) Acquisition;

(4) Tender offer for or other acquisition of any class of the subject company's securities;

(5) Election of the subject company's directors; or

(6) Sale or other transfer of a material amount of assets of the subject company.

***

(c) Negotiations or contacts. Describe any negotiations or material contacts concerning the matters referred to in paragraph (b) of this section during the past two years between:

(1) Any affiliates of the subject company; or

(2) The subject company or any of its affiliates and any person not affiliated with the subject company who would have a direct interest in such matters.

***

tables and supplemental narrative located at Section IX - Additional Information à Governors and Officers of the Filing Persons à GFE Governors and Officers; (3) Section IX - Additional Information à Governors and Officers of the Filing Persons à Governors and Officers of Granite Heron Merger Sub, LLC; and (4) Section IX - Additional Information à Governors and Officers of the Filing Persons à Governors and Officers of Project Viking, L.L.C.

(a) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to: (1) Section IX - Additional Information à Related Party Transactions; (2) the information provided in HLBE’s proxy statements dated February 26, 2021 and February 21, 2020 under the caption Required Information à Certain Relationships and Related Party Transactions; (3) the information provided in HLBE’s Form 8-K dated October 22, 2019, and in HLBE’s quarterly report on

U.S. Securities & Exchange Commission June 28, 2021 Page 37

***

***

(e) Agreements involving the subject company's securities. Describe any agreement, arrangement, or understanding, whether or not legally enforceable, between the filing person (including any person specified in Instruction C of the schedule) and any other person with respect to any securities of the subject company. Name all persons that are a party to the agreements, arrangements, or understandings and describe all material provisions.

***

***

Item 6: Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. Indicate whether the securities acquired in the transaction will be retained, retired, held in treasury, or otherwise disposed of.

(c) Plans. Describe any plans, proposals or negotiations that relate to or would result in:

(1) Any extraordinary transaction, such as a merger, reorganization or liquidation,

Form 10-Q dated June 14, 2021 under the captions (i) Debt Facilities à Short Term Revolving Promissory Note; and (ii) Debt Facilities à Negotiable Promissory Notes with GFE; (4) the information provided in GFE’s proxy statements dated February 26, 2021 and February 21, 2020, under the caption Required Information à Certain Relationships and Related Party Transactions; and (5) the information provided in GFE’s Forms 8-K dated February 22, 2021 and May 24, 2021.

(b) It is Management’s opinion that HLBE’s Preliminary Proxy complies with Section (b)(1) and (b)(3) of this Item pursuant to: (1) Section IX - Additional Information à Significant Corporate Events; (2) Section I - Summary à The Merger; (3) Section V - The Merger à Background of the Merger; (4) Section VI - The Merger Agreement and Voting Agreements à The Merger Agreement; (5) Section VI - The Merger Agreement and Voting Agreements à The Voting Agreements; and (6) HLBE’s quarterly report on Form 8-K filed with the SEC on October 22, 2019.

It is Management’s opinion that HLBE’s Preliminary Proxy complies with Section (b)(5) of this Item pursuant to Section V - The Merger à Background of the Merger. This Section states that GFE has the right to appoint five of the nine HLBE governors pursuant to HLBE’s member control agreement with GFE.

It is Management’s opinion that (b)(2), (b)(4), and (b)(6) of this Item are not applicable given that there have not been any negotiations, transactions or material contacts during the past two years between a filing person and the subject company or its affiliates regarding a consolidation, given that GFE has not purchased any additional shares of HLBE in the past two years, and given that there has been no sale or other transfer of a material amount of assets in the past two years outside the ordinary course of business, respectively.

(c) The Language of HLBE’s Preliminary Proxy located at Section V - The Merger à Background of the Merger has been amended to reflect: (1) the scope of the discussions at the January 28, 2021 HLBE Board of Governors meeting; (2) the production of a valuation report by Business Performance Improvement; and (3) the production of a fairness opinion regarding the financial fairness of the Merger.

With these alterations, it is Management’s opinion that HLBE’s Preliminary Proxy is compliant with this Section pursuant to: (1) Section IX - Additional Information à Significant Corporate Events à Negotiations and Contracts Involving Significant Corporate Events; (2) Section V - The Merger à Background of the Merger; (3) Section VI - The Merger Agreement and Voting Agreements à The Merger Agreement; (4) Section VI - The Merger Agreement and Voting Agreements à The Voting Agreements; and (5) HLBE’s quarterly report on Form 8-K filed with the SEC on October 22, 2019.

(e) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to: (1) Section IX - Additional Information à Agreements Involving Our Securities; (2) Section VI - The Merger Agreement and Voting Agreements à The Merger Agreement; and (3) Section VI - The Merger Agreement and Voting Agreements à The Voting Agreements.

(b) The language of HLBE’s Preliminary Proxy located at Section IX - Additional Information à Securities, Market, and Dividend Information à Use of Securities Subject to the Merger has been altered

U.S. Securities & Exchange Commission June 28, 2021 Page 38

involving the subject company or any of its subsidiaries;

(2) Any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries;

(3) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;

(4) Any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) Any other material change in the subject company's corporate structure or business, including, if the subject company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;

(6) Any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7) Any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Act;

(8) The suspension of the subject company's obligation to file reports under Section 15(d) of the Act;

(9) The acquisition by any person of additional securities of the subject company, or the disposition of securities of the subject company; or

(10) Any changes in the subject company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

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to more fully reflect the end result of the cancellation of each issued and outstanding unit of the Minority Ownership Interest.

With this alteration, it is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to Section IX - Additional Information à Securities, Market, and Dividend Information à Use of Securities Subject to the Merger.

(c) It is Management’s opinion that (c)(1) through (c)(6) and (c)(9) through (c)(10) are not applicable to this Schedule 13e-3 transaction.

The language of HLBE’s Preliminary Proxy located at Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Effect of the Merger has been altered to reflect that HLBE plans to file a Form 15 upon the consummation of the Merger, resulting in the deregistration of HLBE’s securities with the SEC.

With this alteration, it is Management’s opinion that HLBE’s Preliminary Proxy complies with Sections (c)(7) and (c)(8) pursuant to Section VII - Special Factors à Purpose, Alternatives, Reasons, and Effects à Effect of Merger.

(a) The language located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Financing the Merger à Source of Funds, Conditions, and Alternatives has been altered to more fully reflect the financing of the Merger.

With these alterations, it is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to Section VII - Special Factors à Financing the Merger à Source of Funds, Conditions, and Alternatives.

(b) The language located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Financing the Merger à Source of Funds, Conditions, and Alternatives has been altered to more fully reflect the financing of the Merger.

With these alterations, it is Management’s opinion that HLBE’s Preliminary Proxy complies with the Section pursuant to Section VII - Special Factors à Financing the Merger à Source of Funds, Conditions, and Alternatives.

(c) It is Management’s opinion that HLBE’s Preliminary Proxy complies with this Section pursuant to Section VII - Special Factors à Financing the Merger à Merger Fees and Expenses.

(d) The language located in HLBE’s Preliminary Proxy at Section VII - Special Factors à Financing the Merger à Source of Funds, Conditions, and Alternatives has been altered to more fully reflect the financing of the Merger.

With these alterations, it is Management’s opinion that HLBE’s Preliminary Proxy complies with the Section pursuant to Section VII - Special Factors à Financing the Merger à Source of Funds, Conditions, and Alternatives.

(a) It is Management’s position that HLBE’s Preliminary Proxy complies with this Section pursuant to the tables and supplemental narrative located at Section IX - Additional Information à Interests of Certain Persons in the Merger.

(b) It is Management’s opinion that this Section is not applicable given that there have been no transactions involving the Company’s units in the past 60 days. Language to this effect is located in HLBE’s Preliminary Proxy at Section IX - Additional Information à Securities, Market, and Dividend Information à Securities Transactions.

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Item 10: Source and Amount of Funds or Other Consideration

(a) Source of funds. State the specific sources and total amount of funds or other consideration to be used in the transaction. If the transaction involves a tender offer, disclose the amount of funds or other consideration required to purchase the maximum amount of securities sought in the offer.

(b) Conditions. State any material conditions to the financing discussed in response to paragraph (a) of this section. Disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If none, so state.

(c) Expenses. Furnish a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction including, but not limited to, filing, legal, accounting and appraisal fees, solicitation expenses and printing costs and state whether or not the subject company has paid or will be responsible for paying any or all expenses.

(d) Borrowed funds. If all or any part of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of the transaction:

(1) Provide a summary of each loan agreement or arrangement containing the identity of the parties, the term, the collateral, the stated and effective interest rates, and any other material terms or conditions of the loan; and

(2) Briefly describe any plans or arrangements to finance or repay the loan, or, if no plans or arrangements have been made, so state.

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Item 11: Interest in Securities of the Subject Company

(a) Securities ownership. State the aggregate number and percentage of subject securities that are beneficially owned by each person named in response to Item 1003 of Regulation M-A and by each associate and majority-owned subsidiary of those persons. Give the name and address of any associate or subsidiary.

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(b) Securities transactions. Describe any transaction in the subject securities during the past 60 days. The description of transactions required must include, but not necessarily be limited to:

(1) The identity of the persons specified in the Instruction to this section who effected the transaction;

(2) The date of the transaction;

(3) The amount of securities involved;

(4) The price per share; and

(5) Where and how the transaction was effected.

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